Filed Pursuant to Rule 253(g)(2)
File No. 024-10969

FUNDRISE INCOME EREIT 2019, LLC

SUPPLEMENT NO. 3 DATED SEPTEMBER 13, 2019
TO THE OFFERING CIRCULAR DATED MAY 10, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT 2019, LLC (“we”, “our” or “us”), dated May 10, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 23, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – RAGP Apartments, LLC

On September 6, 2019, we directly acquired ownership of a “majority-owned subsidiary,'' RAGP Apartments, LLC (the “Grand Prairie Controlled Subsidiary”), in which we have the right to receive a preferred economic return, for a purchase price of $4,275,000, which is the initial stated value of our equity interest in the Grand Prairie Controlled Subsidiary (the “Grand Prairie Investment”). The Grand Prairie Controlled Subsidiary used the proceeds to recapitalize a single multifamily property totalling 247 units and approximately 215,000 rentable square feet located at 3090 Outlet Parkway, Grand Prairie, TX 75052 (the “Grand Prairie Property”).

The Grand Prairie Controlled Subsidiary is managed by Ventures Development Group (“Ventures”). Ventures is a multifamily real estate development company based in Baton Rouge, LA. Ventures has completed over $1 billion in projects, totaling approximately 4,000 units across 8 markets.

Pursuant to the agreements governing the Grand Prairie Investment (the “Grand Prairie Operative Agreements”), our consent is required for all major decisions regarding the Grand Prairie Property. In addition, we are entitled to receive a preferred economic return of 10.50% on our Grand Prairie Investment, with 5.0% paid current in years 1-3, 6.0% paid current in years 4-6, 7.0% paid current in years 7-8, and 8.0% paid current in years 9-10, with the remainder accrued to redemption. In addition, an affiliate of our Manager earned an origination fee of approximately 1.75% of the Grand Prairie Investment, paid directly by the Grand Prairie Controlled Subsidiary.

The Grand Prairie Controlled Subsidiary is expected to redeem our Grand Prairie Investment via sale or refinance by September 6, 2029 (the “Grand Prairie Redemption Date”). In the event that the Grand Prairie Investment is not redeemed by the Grand Prairie Redemption Date, pursuant to the Grand Prairie Operative Agreements, we have the right, in our discretion, to force the sale of the Grand Prairie Property outright. The Grand Prairie Controlled Subsidiary may redeem our Grand Prairie Investment in whole or in part without penalty during the term of the Grand Prairie Investment.

The Grand Prairie Property was recapitalized for an approximate value of $39,750,000. There are no planned renovations or major capital projects.

On May 15, 2016, Ventures closed a senior construction loan with the United States Department of Housing and Urban Development (“HUD”), which will stay in place after the closing the Grand Prairie Investment (“Grand Prairie Senior Loan”). The original Grand Prairie Senior loan featured a 42-year term and 2-years of interest only at a fixed rate of 3.85% plus 0.65% with a loan amount of approximately $28,926,000. At closing, there was approximately 38.7 years remaining with a current loan amount of $28,538,000. Aggregate with the Grand Prairie Senior Loan, the Grand Prairie Investment features a LTV of approximately 82.5% based on the recapitalization value of approximately $39,750,000. The combined LTV ratio is the amount of the Grand Prairie Senior Loan plus the amount of the Grand Prairie Investment, divided by the recapitalization value of the Grand Prairie Property. We generally use LTV for properties that are generating cash flow. There can be no assurance that the LTV ratio will not vary at points over the course of ownership.

The Grand Prairie Property features one, three-story building that consists of one-, two-, and three-bedroom residential units. As of June 30, 2019, the property was approximately 95.5% occupied. The property was built in 2017 of concrete slab and wood framing.

The Grand Prairie Property is located in Grand Prairie, TX, a suburb of Dallas-Fort Worth. The submarket presents a strong investment opportunity arising from steady rent growth and a central location in between Dallas and Fort Worth.